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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Micrel, Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

59473101

(CUSIP Number)

January 11, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 59473101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric W. Muller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 6,948,230
6. Shared Voting Power 0
7. Sole Dispositive Power 6,948,230
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,948,230
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.1%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Micrel, Incorporated

(b)	Address of Issuer’s Principal Executive Offices: 2180 Fortune Drive, San Jose, CA 95131

Item 2.

(a)	Name of Person Filing: Eric W. Muller

(b)	Address of Principal Business Office or, if none, Residence: 6401 Shellmound Street, #6327, Emeryville, CA 94608

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, no par value

(e)	CUSIP Number: 59473101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed: 6,948,230 shares (1)(2)

(b)	Percent of class: 10.1%, based on 68,694,506 outstanding shares of Common Stock of the Issuer as of November 3, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,948,230 shares (1)(2)

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 6,948,230 shares (1)(2)

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(1)	Includes 6,749,938 shares held by the Warren H. Muller Trust (the “Trust”). Prior to the death of his father (Warren H. Muller) on January 11, 2009, Eric W. Muller (“E. Muller”) was co-trustee with his father of the Trust. Upon the death of his father, E. Muller was removed as trustee, but may be deemed by law to have the powers of a sole trustee of the Trust pending acceptance by the successor trustee named in the Trust, Merrill Lynch Trust Company, of the position of sole trustee of the Trust. E. Muller and members of his immediate family are beneficiaries of the Trust. E. Muller disclaims beneficial ownership of the shares held by the Trust, except those in which he is deemed to have a pecuniary interest.

(2)	Includes 198,292 shares held by Muller Partners, L.P. (the “Partnership”). Upon the death of Warren H. Muller, the general partner of the Partnership, on January 11, 2009, the Partnership was left with no general partner. The limited partnership agreement provides that a successor general partner shall be appointed within 60 days by a majority vote of the limited partners. Because E. Muller controls the entities that hold a majority of the limited partnership interests in the Partnership, he may be deemed to have voting and investment control over the Partnership’s portfolio securities. E. Muller disclaims beneficial ownership of the shares held by the Partnership, except those in which he is deemed to have a pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2009
Date

/s/ Eric W. Muller
Signature

Eric W. Muller
Name/Title